Mail Stop 4561
      February 7, 2006

Thomas A. Fink
Chief Financial Officer
CapitalSource Inc.
4445 Willard Avenue, 12th floor
Chevy Chase, Maryland 20815

      Re:	CapitalSource Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
File No.  001-31753

Dear Mr. Fink:

   We have reviewed your response letter dated January 23, 2006 and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.


Form 10-K for the Fiscal Year Ended December 31, 2004

Capital Analytics - page 16

1. We note your response to comment 1 of our letter dated January
6,
2006 where you state that CapitalAnalytics charges are deferred. Please tell us whether these charges include an intercompany profit margin. If a profit margin is included in these charges, please tell us how you account for the mark-up above incurred costs.








Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Borrowing and Liquidity

Convertible Debt - page 43

2. We note in your response to comment 4 of our letter dated
January
6, 2006, that you consider the embedded derivative related to the contingent interest feature to be de minimis. Please tell us the amount which represents the fair value of your contingent interest feature at December 31, 2004. Please tell us how you considered different pricing scenarios in valuing the contingent interest feature (for example, offering the debt including the interest feature versus excluding the interest feature).

Allowance for Loan Losses

3. We note your response to comment 8 of our letter dated January
6,
2006. Please provide us with your SFAS No. 5 analysis for determining that no liability need be recorded for your unfunded loan commitments.

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

4. We note your response to comment 11 of our letter dated January
6,
2006.   Please tell us how you addressed the following criteria
under
SAB Topic 5.M in your impairment analysis for your investments carried at cost:
* The length of the time and the extent to which the market value has been less than cost;
* The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; and
* your intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value.







Note 17.  Derivatives and Off-Balance Sheet Financial Instruments
-
page F-40

5. We note your response to comments 12 and 19 of our letter dated January 6, 2006. Please tell us how you calculate the value of your hypothetical interest rate swaps and measure ineffectiveness in connection with these swaps. Please quantify the amounts of ineffectiveness calculated for the years ended December 31, 2004 and
2003.

* * *
   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

      Please contact Nancy Maloney, Staff Accountant, at (202)
551-
3427 or me at (202) 551-3490 if you have questions.

   							Sincerely,



      Donald A. Walker, jr.
      Senior Assistant Chief Accountant

Thomas A. Fink
CapitalSource, Inc.
February 7, 2006
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